Exhibit 5.1

August 10, 2007

The TriZetto Group, Inc.

567 San Nicholas Drive, Suite 360

Newport Beach, California 92660

Re:	The TriZetto Group, Inc. Registration Statement on Form S-3

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form S-3 to be filed by The TriZetto Group, Inc., a Delaware corporation (the “Company”), with the Commission (as may be amended or supplemented, the “Registration Statement”), in connection with the registration under the Securities Act of 1933 of $230 million of 1.125% convertible senior notes due April 15, 2012 (the “Notes”) and 10,467,622 shares of Common Stock of the Company, $0.001 par value, (the “Shares”) that may be offered and sold from time to time by the selling securityholders to be named therein.

We have reviewed the corporate actions of the Company in connection with this matter and have examined such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion.

Based on the foregoing, it is our opinion that (i) the Notes have been validly issued and are binding obligations of the Company and (ii) the Shares, when issued upon conversion of the Notes in accordance with the indenture governing the Notes, as contemplated in the Registration Statement, will be validly issued, fully paid and nonassessable.

We consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus, which is a part of this Registration Statement, including any amendment thereto.

Very truly yours,

STRADLING YOCCA CARLSON & RAUTH
/S/ STRADLING YOCCA CARLSON & RAUTH